SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment _)*

Learn CW Investment Corp
(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

G54157105
(CUSIP Number)

Christopher Mendez
c/o Learn CW Investment Corp
11755 Wilshire Blvd.
Suite 2320
Los Angeles, California 90025
(424) 324-2990
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 13, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G54157105	Schedule 13D	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS
CWAM LC Sponsor LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
6,400,000 (1)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
6,400,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,400,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.4% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Includes (i) 5,630,000 Class B Ordinary Shares (as defined herein), which are automatically convertible into Class A Ordinary Shares (as defined herein) at the time of the Issuer’s Initial Business Combination (as defined herein), or earlier at the option of the holder, on a one-for-one basis and for no additional consideration, and (ii) 770,000 shares of the Issuer’s Class A Ordinary Shares underlying Units (as defined herein), and excludes 7,531,000 Class A Ordinary Shares which may be purchased by exercising Warrants (as defined herein) held directly by the Reporting Person that are not exercisable prior to the consummation of the Issuer’s Initial Business Combination.

(2)
Based on 28,630,000 Class A Ordinary Shares deemed to be outstanding, which is the sum of (i) 23,000,000 Class A Ordinary Shares underlying the Units outstanding upon closing of the Issuer’s initial public offering on October 13, 2021, as reported in the Issuer’s current report on Form 8-K, filed by the Issuer with the SEC (as defined herein) on October 19, 2021, plus (ii) 5,630,000 Class B Ordinary Shares held directly by the Reporting Person, which have been added to the total Class A Ordinary Shares outstanding in accordance with Rule 13d-3(d)(3) under the Act.

CUSIP No. G54157105	Schedule 13D	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS
Robert Hutter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
6,400,000 (1)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
6,400,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,400,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.4% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1)
Includes (i) 5,630,000 Class B Ordinary Shares, which are automatically convertible into Class A Ordinary Shares at the time of the Issuer’s Initial Business Combination, or earlier at the option of the holder, on a one-for-one basis and for no additional consideration, and (ii) 770,000 shares of the Issuer’s Class A Ordinary Shares underlying Units, and excludes 7,531,000 Class A Ordinary Shares which may be purchased by exercising Warrants held directly by CWAM LC Sponsor LLC that are not exercisable prior to the consummation of the Issuer’s Initial Business Combination.

(2)
Based on 28,630,000 Class A Ordinary Shares deemed to be outstanding, which is the sum of (i) 23,000,000 Class A Ordinary Shares underlying the Units outstanding upon closing of the Issuer’s initial public offering on October 13, 2021, as reported in the Issuer’s current report on Form 8-K, filed by the Issuer with the SEC on October 19, 2021, plus (ii) 5,630,000 Class B Ordinary Shares held directly by CWAM LC Sponsor LLC, which have been added to the total Class A Ordinary Shares outstanding in accordance with Rule 13d-3(d)(3) under the Act.

CUSIP No. G54157105	Schedule 13D	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS
Adam Fisher
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
6,400,000 (1)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
6,400,000 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,400,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.4% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

(1)
Includes (i) 5,630,000 Class B Ordinary Shares, which are automatically convertible into Class A Ordinary Shares at the time of the Issuer’s Initial Business Combination, or earlier at the option of the holder, on a one-for-one basis and for no additional consideration, and (ii) 770,000 shares of the Issuer’s Class A Ordinary Shares underlying Units, and excludes 7,531,000 Class A Ordinary Shares which may be purchased by exercising Warrants held directly by CWAM LC Sponsor LLC that are not exercisable prior to the consummation of the Issuer’s Initial Business Combination.

(2)
Based on 28,630,000 Class A Ordinary Shares deemed to be outstanding, which is the sum of (i) 23,000,000 Class A Ordinary Shares underlying the Units outstanding upon closing of the Issuer’s initial public offering on October 13, 2021, as reported in the Issuer’s current report on Form 8-K, filed by the Issuer with the SEC on October 19, 2021, plus (ii) 5,630,000 Class B Ordinary Shares held directly by CWAM LC Sponsor LLC, which have been added to the total Class A Ordinary Shares outstanding in accordance with Rule 13d-3(d)(3) under the Act.

CUSIP No. G54157105	Schedule 13D	Page 5 of 12 Pages

Item 1.	Security and Issuer

This Schedule 13D relates to the Class A Ordinary Shares, par value $0.0001 per share (the “Class A Ordinary Shares”), of Learn CW Investment Corp (the “Issuer”). At the time of this Schedule 13D, only the Issuer’s units (“Units”) are publicly traded.  Each Unit consists of one Class A Ordinary Share and one-half of one warrant to purchase of one Class A Ordinary Share at a price of $11.50 per share (the “Warrants).  The address of the principal executive offices of the Issuer is 11755 Wilshire Blvd., Suite 2320, Los Angeles, California 90025.

Item 2.	Identity and Background

(a-c, f) This Schedule 13D is being filed by the following (each a “Reporting Person” and collectively, the “Reporting Persons”):

1.	CWAM LC Sponsor LLC, a Delaware limited liability corporation (the “Sponsor”);

2.	Robert Hutter, a citizen of the United States of America; and

3.	Adam Fisher, a citizen of the United States of America (together with Mr. Fisher, the “Directors”).

This Schedule 13D relates to the Class A Ordinary Shares beneficially owned through Units and shares of the Issuer’s Class B Ordinary Shares, $0.0001 par value (“Class B Ordinary Shares”) held directly by the Sponsor.  The Sponsor is owned by three members, the largest of which, Learn Capital, LLC, holds a 50% interest. Robert Hutter is the sole member of Learn Capital, LLC. The non-member manager of the Sponsor is ABF Manager LLC. Adam Fisher is the sole member of ABF Manager LLC. Accordingly, each of the Directors may be deemed to indirectly beneficially own the Ordinary Shares directly beneficially owned by the Sponsor.   The Reporting Persons are jointly filing this Schedule 13D, in accordance with Rule 13d-1(k) under the Act, pursuant to a Joint Filing Agreement which is filed as Exhibit 99.1 to this Schedule 13D and is incorporated herein by reference.

The principal business address of each of the Reporting Persons is c/o Learn CW Investment Corp, 11755 Wilshire Blvd., Suite 2320, Los Angeles, California 90025. The principal business of the Sponsor is to make strategic equity and equity-related investments principally in entities operating in the education sector and/or assets relating thereto. Mr. Hutter serves as Chief Executive Officer and a director of the Issuer and is the Founder and Managing Partner at Learn Capital.  Mr. Fisher serves as President and a director of the Issuer and is the Founder and Chief Investment Officer of Commonwealth Asset Management LP.

(d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. G54157105	Schedule 13D	Page 6 of 12 Pages

Item 3.	Source and Amount of Funds or Other Consideration

Class B Ordinary Shares

In February 2021, the Sponsor purchased an aggregate of 7,187,000 Class B Ordinary Shares for an aggregate purchase price of $25,000, or approximately $0.003 per share, from the Issuer pursuant to a Securities Subscription Agreement, dated as of February 18, 2021 (the “Securities Subscription Agreement”).  The foregoing description of the Securities Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the Securities Subscription Agreement, which is filed as Exhibit 99.2 to this Schedule 13D and is incorporated herein by reference.  In May 2021, the Sponsor transferred 30,000 Class B Ordinary Shares to each of the Issuer’s four (4) independent directors at the same price as originally paid for such shares.  On August 20, 2021, the Sponsor surrendered 1,287,000 Class B Ordinary Shares and on September 9, 2021, the Sponsor surrendered 150,000 Class B Ordinary Shares.

The total number of Class B Ordinary Shares issued and outstanding after the IPO (as defined herein) was determined based on the expectation that they equal 20% of the total number of Ordinary Shares issued and outstanding at such time.  Towards that end, up to 750,000 Class B Ordinary Shares held by the Sponsor were subject to forfeiture to the extent the underwriter did not exercise it over-allotment option in full.  Upon closing of the IPO on October 13, 2021, the underwriter had exercised its over-allotment option in full and so the Sponsor did not forfeit these 750,000 Class B Ordinary Shares.

Prior to the Issuer’s Initial Business Combination, only holders of the Class B Ordinary Shares have the right to vote on the appointment of directors on the Board, including in connection with the completion of the Issuer’s Initial Business Combination.  Holders of a majority of the Class B Ordinary Shares may remove a member of the Board for any reason.

The Class B Ordinary Shares are automatically convertible into Class A Ordinary Shares at the time of the Issuer’s Initial Business Combination, or earlier at the option of the holder, on a one-for-one basis and for no additional consideration, subject to adjustment.  However, if additional Class A Ordinary Shares or any other equity-linked securities are issued or deemed issued in excess of the amounts issued in the IPO and related to the closing of the Issuer’s Initial Business Combination, the number of Class A Ordinary Shares issuable upon conversion of all Class B Ordinary Shares will equal, in the aggregate, on an as-converted basis, 20% of the sum of (i) the total number of Ordinary Shares issued and outstanding upon completion of the IPO plus (ii) the total number of Class A Ordinary Shares issued, or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Issuer in connection with or in relation to the consummation of the Initial Business Combination, excluding any Class A Ordinary Shares or equity-linked securities exercisable for or convertible into Class A Ordinary Shares issued, or to be issued, to any seller in the Initial Business Combination and any Private Placement Warrants issued to the Sponsor upon conversion of working capital loans, provided that such conversion of Class B Ordinary Shares will never occur on a less than one-for-one basis.  The term “equity-linked securities” refers to any debt or equity securities that are convertible, exercisable or exchangeable for Class A Ordinary Shares issued in a financing transaction in connection with the Issuer’s Initial Business Combination, including, but not limited to, a private placement of equity or debt securities.

CUSIP No. G54157105	Schedule 13D	Page 7 of 12 Pages

Initial Public Offering of Units, Class A Ordinary Shares and Warrants

On October 7, 2021, the registration statement on Form S-1, File No. 333-254820 (the “Registration Statement”) filed with the Securities and Exchange Commission (“SEC”) by the Issuer in connection with its initial public offering (the “IPO”) was declared effective. The closing of the IPO took place on October 13, 2021, and included the full exercise by the underwriter of its over-allotment option.  In connection with the IPO, the Sponsor purchased an aggregate of 770,000 Units, which includes 770,000 Class A Ordinary Shares and 385,000 Warrants, at the IPO price of $10.00 per Unit, for an aggregate purchase price of $7,700,000.  Each whole Warrant will become exercisable on the later of (i) 30 days after the consummation of the Issuer’s Initial Business Combination and (ii) 12 months after the closing of the IPO.  In addition, as disclosed above, the 750,000 Class B Ordinary Shares held by the Sponsor that were subject to forfeiture to the extent the underwriter did not exercise it over-allotment option in full were retained by the Sponsor.

Private Placement Warrants

Concurrently with the closing of the IPO, the Sponsor purchased an aggregate 7,146,000 private placement warrants (“Private Placement Warrants”), at a price of $1.00 per Private Placement Warrant, for an aggregate purchase price of $7,146,000, pursuant to a Private Placement Warrants Purchase Agreement with the Issuer (the “Private Placement Warrants Purchase Agreement”). These Private Placement Warrants are identical to the Warrants sold in the IPO, except that the Private Placement Warrants are non-redeemable and exercisable on a cashless basis so long as they are held by the Sponsor or a permitted transferee.  If the Issuer does not complete its Initial Business Combination within 18 months (or up to 24 months if the period of time to consummate a business combination is extended) from the closing of the IPO, these Private Placement Warrants will expire worthless.  These Private Placement Warrants are not transferable, assignable or salable until 30 days after the completion of the Issuer’s Initial Business Combination.  The foregoing description of the Private Placement Warrants Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the Private Placement Warrants Purchase Agreement, the form of which is filed as Exhibit 99.3 to this Schedule 13D and is incorporated herein by reference.

The source of funds for the Class A Ordinary Shares and Class B Ordinary Shares (collectively, the “Ordinary Shares”) and Warrants acquired by the Sponsor and reported herein was the working capital of the Sponsor, contributed by its members.

Item 4.	Purpose of Transaction

The response to Item 3 is incorporated by reference herein.

The Reporting Persons have acquired the Ordinary Shares and Warrants, including Private Placement Warrants, reported herein for investment purposes.  The Issuer is a newly incorporated blank check company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (the “Initial Business Combination”).  The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the contractual, legal and regulatory obligations of the Reporting Persons (including as described herein), the Issuer’s financial position, business prospects and investment strategy, and prevailing market, economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including, among other things, engaging in communications with members of the Issuer’s board of directors (the “Board”), members of the Issuer’s management and/or other shareholders of the Issuer from time to time with respect to potential opportunities related to the Initial Business Combination, and operational, strategic, financial or governance matters, or otherwise work with management and the Board to identify, evaluate, structure, negotiate, execute or otherwise facilitate an Initial Business Combination and facilitate efforts to raise additional capital in connection with an Initial Business Combination, purchasing additional Ordinary Shares and/or Warrants, selling, transferring or otherwise disposing some or all of their Ordinary Shares and/or Warrants (subject to the transfer restrictions and lock-up described herein), or changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D. Among other things, the Reporting Persons may introduce the Issuer to potential candidates for an Initial Business Combination, or propose one or more possible business combinations with potential candidates, which may include candidates that are affiliated with Reporting Persons.

CUSIP No. G54157105	Schedule 13D	Page 8 of 12 Pages

The Reporting Persons may purchase Ordinary Shares or Warrants in privately negotiated transactions or in the open market either prior to, in connection with or following the completion of the Issuer’s Initial Business Combination. Additionally, at any time at or prior to the Issuer’s Initial Business Combination, subject to applicable securities laws, the Reporting Persons may enter into transactions with investors and others to provide them with incentives to acquire Ordinary Shares, vote their Ordinary Shares in favor of an Initial Business Combination or not redeem their Ordinary Shares. At this time, the Reporting Persons have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions.  The purpose of any such transaction could be to (i) vote such shares in favor of the business combination and thereby increase the likelihood of obtaining shareholder approval of the business combination, (ii) reduce the number of public Warrants outstanding or to vote such Warrants on any matters submitted to the Warrant holders for approval in connection with the Issuer’s Initial Business Combination or (iii) satisfy a closing condition in an agreement with a target that requires the Issuer to have a minimum net worth or a certain amount of cash at the closing of its Initial Business Combination, where it appears that such requirement would otherwise not be met. Any such transactions with respect to the Issuer’s securities may result in the completion of an Initial Business Combination that may not otherwise have been possible.  In addition, if such purchases are made, it may be difficult to maintain or obtain the quotation, listing or trading of the Issuer’s securities on a national securities exchange.

In addition, as directors and executive officers of the Issuer, the Directors will be involved in negotiations in connection with any prospective business combination of the Issuer, the decisions of the Board related to any such business combination, and any matters to be presented to the Issuer’s shareholders in connection therewith.  The Directors are expected to be involved in identifying potential targets for an Initial Business Combination, reviewing possible transactions involving the Issuer and identifying candidates to serve on the Board.  As such, the Reporting Persons may be involved in transactions of the sort described in clauses (a) through (j) of Item 4 of Schedule 13D.

In addition, in order to fund working capital deficiencies or finance transaction costs in connection with an intended Initial Business Combination, the Sponsor or an affiliate or certain officers and directors of the Issuer, including the Directors, may, but are not obligated to, loan funds to the Issuer as may be required on a non-interest basis. If the Issuer completes its Initial Business Combination, the Issuer may repay such loaned amounts out of the proceeds held in the trust account released to the Issuer. In the event that the Initial Business Combination does not close, the Issuer may use a portion of the working capital held outside the trust account to repay such loaned amounts but no proceeds from the trust account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into Warrants of the post-business-combination entity at a price of $1.00 per warrant at the option of the lender. The Warrants would be identical to the Private Placement Warrants, including as to exercise price, exercisability and exercise period. Except as set forth above, the terms of such loans, if any, have not been determined and no written agreements exist with respect to such loans.

Letter Agreement

The Class B Ordinary Shares are subject to transfer restrictions, pursuant to a letter agreement that the Reporting Persons, as well as the Issuer’s other directors and officers (collectively, the “Parties”), have entered into with the Issuer (the “Letter Agreement”).  Pursuant to the Letter Agreement, the Parties have agreed to (i) waive their redemption rights with respect to their Class B Ordinary Shares and Class A Ordinary Shares held by them, as applicable, in connection with the completion of the Issuer’s Initial Business Combination, (ii) waive their redemption rights with respect to their Class B Ordinary Shares and Class A Ordinary Shares held by them in connection with a shareholder vote to approve an amendment to the Issuer’s amended and restated memorandum and articles of association (a) that would affect the substance or timing of the Issuer’s obligation to provide for the redemption of the Class A Ordinary Shares in connection with an Initial Business Combination or to redeem 100% of the Class A Ordinary Shares if the Issuer has not consummated an Initial Business Combination within 18 months (or up to 24 months if the period of time to consummate a business combination is extended) from the closing of the IPO or (b) with respect to any other provision relating to shareholders’ rights or pre-Initial Business Combination activity and (iii) waive their rights to liquidating distributions from the trust account with respect to their Class B Ordinary Shares if the Issuer fails to complete an Initial Business Combination within 18 months (or up to 24 months if the period of time to consummate a business combination is extended) from the closing of the IPO (although they will be entitled to liquidating distributions from the trust account with respect to any Class A Ordinary Shares they hold if the Issuer fails to complete an Initial Business Combination within the prescribed time frame). If the Issuer submits an Initial Business Combination to its Class A Ordinary Shareholders for a vote, the Parties have agreed to vote their Class B Ordinary Shares and any Class A Ordinary Shares purchased during or after the IPO in favor of the Initial Business Combination.   In addition, the Issuer has agreed not to enter into a definitive agreement regarding an Initial Business Combination without the prior consent of the Sponsor.

CUSIP No. G54157105	Schedule 13D	Page 9 of 12 Pages

Also pursuant to the Letter Agreement, the Parties have agreed not to transfer, assign or sell any of their Class B Ordinary Shares until the earlier to occur of: (i) one year after the completion of the Issuer’s Initial Business Combination; and (ii) subsequent to the Issuer’s Initial Business Combination (x) the date on which the Issuer completes a liquidation, merger, share exchange or other similar transaction that results in all of the Issuer’s shareholders having the right to exchange their Class A Ordinary Shares for cash, securities or other property or (y) if the closing price of the Class A Ordinary Shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and other similar transactions) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Issuer’s Initial Business Combination (subject to limitations). Any permitted transferees will be subject to the same restrictions and other agreements with respect to any Class B Ordinary Shares.

The foregoing description of the Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the Letter Agreement, the form of which is filed as Exhibit 99.4 to this Schedule 13D and is incorporated herein by reference.

Except as set forth herein, the Reporting Persons do not have any other present plans or proposals that relate to or could result in any of the matters set forth in paragraphs (a) – (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)-(b) As of the date hereof, the Reporting Persons may be deemed to beneficially own 6,400,000 Class A Ordinary Shares.  This amount includes (i) 5,630,000 Class B Ordinary Shares, which are automatically convertible into Class A Ordinary Shares at the time of the Issuer’s Initial Business Combination, or earlier at the option of the holder, on a one-for-one basis and for no additional consideration, and (ii) 770,000 shares of the Issuer’s Class A Ordinary Shares underlying Units, both held directly by the Sponsor.  This amount excludes 7,531,000 Class A Ordinary Shares which may be purchased by exercising Warrants held directly by the Sponsor LLC that are not exercisable prior to the consummation of the Issuer’s Initial Business Combination.  Each of the Reporting Persons have shared voting and shared dispositive power over the Ordinary Shares reported herein.

As of the date hereof, the Reporting Persons may be deemed to beneficially own approximately 22.4% of the Class A Ordinary Shares outstanding.  This percentage is based on 28,630,000 Class A Ordinary Shares deemed to be outstanding, which is the sum of (i) 23,000,000 Class A Ordinary Shares underlying the Units outstanding upon closing of the Issuer’s initial public offering on October 13, 2021, as reported in the Issuer’s current report on Form 8-K, filed by the Issuer with the SEC on October 19, 2021, plus (ii) 5,630,000 Class B Ordinary Shares held directly by CWAM LC Sponsor LLC, which have been added to the total Class A Ordinary Shares outstanding in accordance with Rule 13d-3(d)(3) under the Act.

(c) The response to Item 3 is incorporated by reference herein.  Other than as disclosed herein, the Reporting Persons have not effected any transactions in the Ordinary Shares or Warrants during the past sixty days.

(d) Except as described herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this statement.

(e) This Item 5(e) is not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The responses to Item 3 and Item 4 are incorporated by reference herein.

Registration Rights Agreement

The Sponsor, as a holder of Class B Ordinary Shares and Private Placement Warrants and Warrants that may be issued upon conversion of working capital loans (and any Class A Ordinary Shares issuable upon the exercise of such Warrants) has to registration rights pursuant to a registration rights agreement with the Issuer entered into in connection with the IPO (the “Registration Rights Agreement”). The Sponsor is entitled to make up to three demands, excluding short form demands, that the Issuer register such securities. In addition, Sponsor has certain “piggy-back” registration rights with respect to registration statements filed subsequent to the Issuer’s completion of its Initial Business Combination. The Issuer will bear the expenses incurred in connection with the filing of any such registration statements.  The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement, the form of which is filed as Exhibit 99.5 to this Schedule 13D and is incorporated herein by reference.

CUSIP No. G54157105	Schedule 13D	Page 10 of 12 Pages

Promissory Note

On February 18, 2021, the Sponsor agreed to loan the Issuer an aggregate of up to $300,000 to cover expenses related to the IPO pursuant to a promissory note (the “Note”). On March 25, 2021, the Issuer borrowed $300,000 on the Note to cover expenses related to the IPO. On September 7, 2021, the Sponsor and the Issuer agreed to amend and restate the Note (the “Amended and Restated Note”) to extend the maturity date. The Amended and Restated Note is non-interest bearing and is payable on the earlier of October 31, 2021 or the completion of the IPO.  The Issuer has repaid the Amended and Restated Note in full. The foregoing description of the Amended and Restated Note does not purport to be complete and is qualified in its entirety by reference to the Amended and Restated Note, which is filed as Exhibit 99.6 to this Schedule 13D and is incorporated herein by reference.

Indemnity Agreement

The Directors, along with the Issuer’s other directors and officers, are parties to an indemnification agreement with the Issuer (the “Indemnification Agreement”) pursuant to which the Issuer has agreed to indemnify the Reporting Person to the fullest extent permitted by law and the Issuer’s amended and restated memorandum and articles of association. The foregoing description of the Indemnification Agreement does not purport to be complete and is qualified in its entirety by reference to the Indemnification Agreement, the form of which is filed as Exhibit 99.7 to this Schedule 13D and is incorporated herein by reference.

Except as described in this Schedule 13D, none of the Reporting Persons have any contract, arrangement, understanding or relationship (legal or otherwise) with any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement
Exhibit 99.2	Securities Subscription Agreement (incorporated by reference to Exhibit 10.8 to the Registration Statement)
Exhibit 99.3	Form of Private Placement Warrants Purchase Agreement (incorporated by reference to Exhibit 10.6 to the Registration Statement)
Exhibit 99.4	Form of Letter Agreement (incorporated by reference to Exhibit 10.1 to the Registration Statement)
Exhibit 99.5	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.4 to the Registration Statement)
Exhibit 99.6	Amended and Restated Note (incorporated by reference to Exhibit 10.2 to the Registration Statement)
Exhibit 99.7	Form of Indemnity Agreement (incorporated by reference to Exhibit 10.7 to the Registration Statement)

CUSIP No. G54157105	Schedule 13D	Page 11 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 25, 2021

CWAM LC SPONSOR LLC

By:	ABF Manager, LLC, its Manager

By:	/s/ Adam Fisher
Name: Adam Fisher
Title: ABF Manager, LLC, its Manager

ROBERT HUTTER

/s/ Robert Hutter

ADAM FISHER

/s/ Adam Fisher

CUSIP No. G54157105	Schedule 13D	Page 12 of 12 Pages

Exhibit 99.1

JOINT FILING AGREEMENT

The persons below hereby agree that the Schedule 13D to which this agreement is attached as an exhibit, as well as all future amendments to such Schedule 13D, shall be filed jointly on behalf of each of them. This agreement is intended to satisfy the requirements of Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934.

Dated: October 25, 2021

CWAM LC SPONSOR LLC

By:	ABF Manager, LLC, its Manager

By:	/s/ Adam Fisher
Name: Adam Fisher
Title: ABF Manager, LLC, its Manager

ROBERT HUTTER

/s/ Robert Hutter

ADAM FISHER

/s/ Adam Fisher